100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2019-01

Final federal permit issued for PolyMet NorthMet Project
Company enters into debt extension agreement with Glencore

St. Paul, Minn., March 22, 2019 – Poly Met Mining, Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (together “PolyMet” or the “company”) TSX: POM; NYSE American: PLM, announced today that the U.S. Army Corps of Engineers has issued its Record of Decision and Section 404 wetlands permit for the NorthMet Project.  Along with recently issued state permits, PolyMet now holds all necessary permits to construct and operate the NorthMet copper-nickel-precious metals mine and processing plant located near Hoyt Lakes, Minnesota.

PolyMet also announced today that it has entered into an extension agreement with Glencore AG (“Glencore”) with respect to the approximate US$243 million in secured convertible and non-convertible debt owing to Glencore which is due to mature on March 31, 2019. Glencore has agreed to extend the maturity date of the debt to provide PolyMet time to prepare for and complete a rights offering by June 30, 2019, fully backstopped by Glencore, to raise sufficient funds to repay the outstanding debt. In connection with the extension agreement, the company has also agreed to issue additional purchase warrants to Glencore and to make certain amendments to the existing exchange warrants held by Glencore, subject to applicable stock exchange approval. The company will provide further information with respect to the pricing and timing of the rights offering in due course.

“While our immediate goal is to address the Glencore debt, we are proud to be the first mining company to be fully permitted to responsibly build and operate a copper-nickel-precious metals mine within the world-class Duluth Complex,” said Jon Cherry, president and CEO. “Our employees, shareholders, Iron Rangers, labor and business partners all share in this historic achievement. They have steadfastly believed in, worked tirelessly toward and provided unwavering support for this project for so long.”

The issuance of the federal wetlands permit follows Minnesota regulators’ issuance late last year of the Permit to Mine, dam safety, water appropriations, water and air quality, and public waters work permits;  representing a total of 18 state and federal permits and approvals.

The company is refining the technical details of the project as planning for final engineering and construction are underway. Initial site preparation work has already begun such as monitoring well installations, asbestos abatement, infill and geotechnical drilling.  “Importantly, receipt of this final permit enables us to move forward with project financing which is expected to take several months,” Cherry said.

PolyMet aims to be the first mining company to commercially produce copper and nickel, in addition to platinum, palladium, gold and cobalt, from one of the four world-class Duluth Complex base and precious metal deposits in the historic Iron Range mining district in northeastern Minnesota.

The company expects to build and operate open pit mining operations that are expected to yield approximately 1.2 billion pounds of copper, 170 million pounds of nickel, 6.2 million pounds of cobalt and 1.6 million ounces of precious metals including 1.2 million ounces of palladium and 290,000 ounces of platinum, over a 20-year mine life. The 225 million tons of ore permitted for extraction represent roughly one third of the NorthMet 649-million-ton Measured and Indicated Resource as described in the company’s 2018 National Instrument 43-101 Technical Report, which is filed under the company’s SEDAR and EDGAR profiles.

The Record of Decision and Section 404 wetland permit can be found on the USACE website at https://www.mvp.usace.army.mil/Missions/Regulatory/PolyMet/

The information in this release related to the 2018 Technical Report has been reviewed and approved by Herb Welhener, an Independent Qualified Person within the meaning of National Instrument 43-101.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100 percent of the Erie Plant, a large processing facility located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study.  The NorthMet Final Environmental Impact Statement was published in November 2015, preparing the way for decisions on permit applications. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com
Investor Relations
Tony Gikas
Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2017, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.